SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For May 19, 2004



                                  CNOOC Limited

                 (Translation of registrant's name into English)
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                                   65th Floor
                               Bank of China Tower
                                 One Garden Road
                               Central, Hong Kong
                    (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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Company Announcement
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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                                 [LOGO OMITTED]
                                  CNOOC LIMITED
                          (CHINESE CHARACTERS OMITTED)
                                (stock code: 883)
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

                          Exercise of Purchase Mandate

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This announcement is made in connection with the increase and unusual movements in the price of the shares of the Company today on The Stock Exchange of Hong Kong Limited.

The Company has entered the market today and may enter the market in future to purchase its shares from time to time in compliance with the Listing Rules and the Companies Ordinance pursuant to the general purchase mandate granted to the Directors by shareholders at its last annual general meeting.
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This statement is made at the request of The Stock Exchange of Hong Kong
Limited.

We refer to the press release of the CNOOC Limited ("Company") of today in connection with the proposed repurchase of shares of the Company. The mandate granted at the last annual general meeting authorised the purchase of up to 10% of the issued shares. As the current public float of the Company is 29.39% (taking no account of the reduction in issued shares that will result from repurchases made today), the Company will not fully exercise the 10% limit in the mandate which may reduce the public float to less than 25% as required by the Listing Rules. The Company will not acquire shares if by doing so the public float requirement would not be satisfied.

In view of the Company's strong cash position and current high oil prices, the Company has entered the market today and purchased in aggregate 5,427,000 shares of the Company at an average price of HK$2.8615 per share. The shares purchased today amount in aggregate to approximately 0.0132% of the existing issued share capital of the Company. It may again enter the market in future from time to time from now until the date of the next annual general meeting of the Company to purchase its own shares on the Stock Exchange of Hong Kong Limited, pursuant to the general mandate to repurchase shares of the Company granted to the Directors at its last annual general meeting. The Directors have not determined that purchases will be made at any particular price at any particular time or any particular quantities and have delegated to senior management the task of determining timing and pricing of any purchases. Purchases may be made from time to time at prices considered attractive and if a purchase is likely to enhance shareholder value. Purchases will be carried out strictly in compliance with the Listing Rules and the Companies Ordinance.

The next annual general meeting of the Company will be held at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong on 14th June, 2004 at 10:30 a.m.

We have noted the increase and unusual movements in the price of the shares of the Company today and wish to state that we are not aware of any reasons for such increase and price movements.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter




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discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

As at the date of this statement, the Board of the Company comprises Messrs Fu Chengyu, Jiang Longsheng, Zhou Shouwei and Luo Han as executive directors, and Mr. Chiu Sung Hong, Dr. Kenneth S. Courtis, Dr. Erwin Schurtenberger and Mr. Evert Henkes as independent non-executive directors.

Made by the order of CNOOC Limited, the Board of the directors of which (other than Dr. Erwin Schurtenberger, Dr. Kenneth S. Courtis and Mr. Evert Henkes, who are not in Hong Kong and whom the Company has been unable to contact) individually and jointly accept responsibility for the accuracy of this statement.

                                                    By Order of the Board
                                                          Cao Yunshi
                                                       Company Secretary


Hong Kong, 18th May, 2004





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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 CNOOC Limited



                                                 By:  /s/ Cao Yunshi
                                                    --------------------------
                                                      Name: Cao Yunshi
                                                      Title:  Company Secretary

Dated: May 19, 2004